Exhibit 99.1

TELESAT CANADA

Quarterly Report

For the Three Month Period Ended March 31, 2012

i

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Income
For the three months ended March 31

(in thousands of Canadian dollars)	Notes	2012	2011
Revenue	4	196,258	202,780
Operating expenses	5	(83,195)	(46,744)
		113,063	156,036
Depreciation		(49,960)	(49,386)
Amortization		(9,102)	(10,241)
Other operating losses, net		(58)	(748)
Operating income		53,943	95,661
Interest expense	6	(53,909)	(57,733)
Loss on refinancing	9	(21,888)	—
Interest and other income		725	692
Gain on changes in fair value of financial instruments		60,973	14,474
Gain on foreign exchange		58,772	78,351
Income before tax		98,616	131,445
Tax benefit (expense)	7	358	(16,520)
Net income		98,974	114,925

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Comprehensive Income
For the three months ended March 31

(in thousands of Canadian dollars)	Notes	2012	2011
Net income		98,974	114,925
Other comprehensive income (loss):
Foreign currency translation adjustments, net of tax		821	(2,083)
Actuarial losses on defined benefit plans, net of tax		(518)	—
Other comprehensive income (loss)		303	(2,083)
Total comprehensive income		99,277	112,842

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of Canadian dollars)	Notes	Common shares	Preferred shares	Total share capital	Accumulated earnings (deficit)	Equity-settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total shareholders' equity
Balance at January 1, 2011	12	756,414	541,764	1,298,178	163,804	24,573	(1,692)	22,881	1,484,863
Net income for the period					114,925				114,925
Other comprehensive loss, net of tax of $nil							(2,083)	(2,083)	(2,083)
Share based payments						663		663	663
Balance at March 31, 2011		756,414	541,764	1,298,178	278,729	25,236	(3,775)	21,461	1,598,368
Balance at April 1, 2011		756,414	541,764	1,298,178	278,729	25,236	(3,775)	21,461	1,598,368
Net income for the period					122,350				122,350
Dividends declared on preferred shares					(10)				(10)
Other comprehensive loss, net of tax of $10,486					(31,077)		(1,458)	(1,458)	(32,535)
Share based payments						1,991		1,991	1,991
Balance at December 31, 2011		756,414	541,764	1,298,178	369,992	27,227	(5,233)	21,994	1,690,164
Balance at January 1, 2012	12	756,414	541,764	1,298,178	369,992	27,227	(5,233)	21,994	1,690,164
Net income for the period					98,974				98,974
Return of capital	12	(371,261)	(214,941)	(586,202)					(586,202)
Other comprehensive income, net of tax of $56					(518)		821	821	303
Share based payments						299		299	299
Balance at March 31, 2012		385,153	326,823	711,976	468,448	27,526	(4,412)	23,114	1,203,538
See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	Notes	March 31, 2012	December 31, 2011
Assets
Cash and cash equivalents		208,866	277,962
Trade and other receivables		48,793	46,789
Other current financial assets	14	6,869	7,010
Prepaid expenses and other current assets		29,772	22,126
Total current assets		294,300	353,887
Satellites, property and other equipment	4, 8	2,158,347	2,151,915
Other long-term financial assets	14	223,770	142,408
Other long-term assets		8,564	5,536
Intangible assets	4	885,684	896,078
Goodwill		2,446,603	2,446,603
Total assets		6,017,268	5,996,427
Liabilities
Trade and other payables		89,858	45,156
Other current financial liabilities	14	129,056	82,988
Other current liabilities		67,364	67,877
Current indebtedness	9	5,390	86,495
Total current liabilities		291,668	282,516
Long-term indebtedness	9	3,199,114	2,748,131
Deferred tax liabilities	7	450,519	451,896
Other long-term financial liabilities	14	304,624	259,783
Other long-term liabilities		423,421	422,502
Senior preferred shares	10	—	141,435
Promissory note	11	144,384	—
Total liabilities		4,813,730	4,306,263
Shareholders' Equity
Share capital	12	711,976	1,298,178
Accumulated earnings		468,448	369,992
Reserves		23,114	21,994
Total shareholders' equity		1,203,538	1,690,164
Total liabilities and shareholders' equity		6,017,268	5,996,427

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Cash Flows
For the three months ended March 31

(in thousands of Canadian dollars)	Notes	2012	2011
Cash flows from operating activities
Net income		98,974	114,925
Adjustments to reconcile net income to cash flows from operating activities:
Amortization and depreciation		59,062	59,627
Deferred tax (benefit) expense	7	(439)	16,159
Unrealized foreign exchange gain		(63,966)	(82,061)
Unrealized gain on derivatives		(60,519)	(11,843)
Dividends on senior preferred shares		—	2,465
Share-based compensation		299	663
Loss on disposal of assets		58	748
Loss on refinancing	9	21,888	—
Other		(14,867)	(13,176)
Customer prepayments on future satellite services		8,904	—
Insurance proceeds		312	5,943
Operating assets and liabilities	16	62,278	22,684
Net cash from operating activities		111,984	116,134
Cash flows used in investing activities
Satellite programs		(51,097)	(77,036)
Purchase of other property and equipment		(1,821)	(700)
Proceeds from sale of assets		6	75
Net cash used in investing activities		(52,912)	(77,661)
Cash flows used in financing activities
Proceeds from indebtedness	9	2,397,068	—
Proceeds from issue of promissory note	11	145,466	—
Repayment of indebtedness	9	(1,906,415)	(9,627)
Repayment of senior preferred shares	10	(141,435)	—
Payment of debt issue costs		(36,005)	—
Return of capital to shareholders	12	(586,202)	—
Satellite performance incentive payments		(449)	(1,740)
Net cash used in financing activities		(127,972)	(11,367)
Effect of changes in exchange rates on cash and cash equivalents		(196)	(1,060)
(Decrease) increase in cash and cash equivalents		(69,096)	26,046
Cash and cash equivalents, beginning of period		277,962	220,295
Cash and cash equivalents, end of period	16	208,866	246,341
Supplemental disclosure of cash flow information
Interest received		529	379
Interest paid		38,722	33,197
Income taxes paid		1,227	348

See accompanying notes to the consolidated financial statements

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

1. BACKGROUND OF THE COMPANY

Telesat Holdings Inc. (the “Company” or “Telesat”) is a Canadian corporation. Telesat is a global fixed satellite services operator providing secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. The Company has a fleet of 12 satellites plus the Canadian Ka-band payload on ViaSat-1 with two more satellites under construction. Telesat also manages the operations of additional satellites for third parties. Telesat is headquartered at 1601 Telesat Court, Ottawa, Canada, K1B 5P4 with offices and facilities around the world.

On October 31, 2007, Canada’s Public Sector Pension Investment Board (“PSP Investments”) and Loral Space & Communications Inc. (“Loral”), through a newly formed entity called Telesat Holdings Inc. completed the acquisition of Telesat Canada from BCE Inc. (“BCE”). Loral and PSP Investments indirectly hold an economic interest in Telesat of 64% and 36%, respectively. Loral indirectly holds a voting interest of 33 1/3% on all matters including the election of directors. PSP Investments indirectly holds a voting interest of 66 2/3% on all matters except for the election of directors, and a 30% voting interest for the election of directors. The remaining voting interest of 36 2/3% for the election of directors is held by shareholders of the Company’s director voting preferred shares.

Unless the context states or requires otherwise, references herein to the “consolidated financial statements” or the “financial statements” or similar terms refer to the unaudited condensed consolidated interim financial statements of Telesat.

These unaudited condensed consolidated interim financial statements were approved by the Company’s Board of Directors and authorized for issue on April 26, 2012.

2. BASIS OF PRESENTATION

Statement of Compliance

These financial statements represent the interim financial statements of Telesat Holdings Inc. and its subsidiaries, on a consolidated basis, prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).

These financial statements should be read in conjunction with the December 31, 2011 consolidated financial statements and use the same basis of presentation and accounting policies as outlined in notes 2 and 3 to the consolidated financial statements for the year ended December 31, 2011. The results of operations for the three months ended March 31, 2012 and 2011 are not necessarily indicative of the results that may be expected for a full fiscal year.

Basis of Consolidation

These financial statements include the results of the Company and subsidiaries controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

3. SIGNIFICANT ACCOUNTING POLICIES

Future Changes in Accounting Policies

The International Accounting Standards Board (“IASB”) recently issued a number of new accounting standards. The new standards determined to be applicable to the Company are disclosed below. The remaining standards have been excluded as they are not applicable.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

3. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the International Accounting Standards Board (“IASB”) on October 28, 2010, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of this standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Presentation of Financial Statements on the presentation of other comprehensive income

On June 16, 2011, the IASB issued the amended version of IAS 1, Presentation of Financial Statements on the presentation of other comprehensive income (“IAS 1”). The amendments to IAS 1 retain the ‘one or two statement’ approach at the option of the entity and revised how the components of other comprehensive income are presented. The revised standard is effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact of revised IAS 1 on its consolidated financial statements.

Accounting for post employment benefits

On June 16, 2011, the IASB issued the amended version of IAS 19, Employee Benefits (“IAS 19”). The amendments make changes in eliminating the accounting option to defer the recognition of actuarial gains and losses, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans as well as amendments to disclosure requirements. Changes in the defined benefit obligation and plan assets are disaggregated into three components: service costs, net interest on the net defined benefit obligation (asset) and remeasurements of the net defined benefit obligation (asset). The revised standard is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company is currently evaluating the impact of revised IAS 19 on its consolidated financial statements.

Fair value measurement and disclosure requirements

IASB issued IFRS 13, Fair value measurement (“IFRS 13”) on May 12, 2011. IFRS 13 provides guidance on how fair value measurement should be applied whenever its use is already required or permitted by other standards within IFRS. IFRS 13 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company is currently evaluating the impact of revised IFRS 13 on its consolidated financial statements.

4. SEGMENT INFORMATION

Telesat operates in a single industry segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.

The Company derives revenue from the following services:

—	Broadcast — distribution or collection of video and audio signals in the North American and International markets which include delivery of television programming, occasional use services, bundled, value added services such as digital encoding, satellite capacity, uplinking and downlinking services and radio services.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

4. SEGMENT INFORMATION  – (continued)

—	Enterprise — provision of satellite capacity and ground network services for voice, data, and image transmission and internet services around the world.
—	Consulting and other — all consulting services related to space and earth segments, government studies, satellite control services and R&D.

Revenue derived from the above service lines were as follows:

Revenue Three months ended March 31,	2012	2011
Broadcast	100,370	113,210
Enterprise	89,516	80,531
Consulting and Other	6,372	9,039
Total revenue	196,258	202,780

Geographic Information

Revenue by geographic region was based on the point of origin of the revenue (destination of the billing invoice), allocated as follows:

Revenue Three months ended March 31,	2012	2011
Canada	92,200	105,467
United States	64,752	62,233
Europe, Middle East & Africa	19,063	18,849
Asia & Australia	4,141	4,416
Latin America & Caribbean	16,102	11,815
Total revenue	196,258	202,780

Telesat’s satellites are in geosynchronous orbit. For disclosure purposes, the satellites have been classified based on ownership. Satellites, property and other equipment by geographic region are allocated as follows:

Satellites, property and other equipment	March 31, 2012	December 31, 2011
Canada	1,827,545	1,809,152
United States	266,916	276,211
All others	63,886	66,552
Total satellites, property and other equipment	2,158,347	2,151,915

Intangible Assets	March 31, 2012	December 31, 2011
Canada	839,615	848,898
United States	32,379	33,257
All others	13,690	13,923
Total intangible assets	885,684	896,078

Goodwill was not allocated to geographic regions in any of the periods.

Major Customers

For the three month period ended March 31, 2012, there were two significant customers each representing more than 10% of consolidated revenue (March 31, 2011 — two customers).

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

5. OPERATING EXPENSES

The Company’s operating expenses are comprised of the following:

Three months ended March 31,	2012	2011
Compensation and employee benefits(a)	52,499	16,132
Other operating expenses(b)	13,058	11,041
Cost of sales(c)	17,638	19,571
Operating expenses	83,195	46,744

(a)	Compensation and employee benefits include salaries, bonuses, commission, post-employment benefits and charges arising from share-based payments. The expense for the three month period ended March 31, 2012, includes a $37.2 million amount payable to executives and certain employees of Telesat in connection with the special cash distribution paid to the Company’s shareholders (see note 12).
(b)	Other operating expenses include general and administrative expense, marketing expense, in-orbit insurance expense, professional fees and facility costs.
(c)	Cost of sales includes the rental of third-party capacity, the cost of equipment sales and costs directly attributable to the facilitation of customer contracts.

6. INTEREST EXPENSE

The components of interest expense are as follows:

Three months ended March 31,	2012	2011
Interest expense on indebtedness	46,141	45,701
Interest expense on derivative instruments	11,185	15,639
Interest expense on performance incentive payments	1,059	1,116
Interest expense on senior preferred shares	2,380	2,465
Interest expense on promissory note	119	—
Other expenses	—	156
Capitalized interest	(6,975)	(7,344)
Interest expense	53,909	57,733

7. INCOME TAXES

Three months ended March 31,	2012	2011
Current tax expense	81	361
Deferred tax (benefit) expense	(439)	16,159
Tax (benefit) expense	(358)	16,520

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

7. INCOME TAXES  – (continued)

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate is as follows:

Three months ended March 31,	2012	2011
Income before tax	98,616	131,445
Multiplied by the statutory income tax rate of 26.21% (2011 – 28.1%)	25,847	36,949
Income tax recorded at rates different from the Canadian tax rate	393	(426)
Permanent differences	(24,121)	(14,217)
Origination and reversal of temporary differences	(2,581)	(6,569)
Other	104	783
Total tax (benefit) expense in the income statement	(358)	16,520
Effective income tax rate	(0.36)%	12.6%

8. SATELLITES, PROPERTY AND OTHER EQUIPMENT

For the three months ended March 31, 2012, the Company had satellite, property and other equipment additions of $56.7 million. Substantially all of the asset additions pertained to the Company’s satellite programs which included the Nimiq 6 and Anik G1 satellites.

9. INDEBTEDNESS

	March 31, 2012	December 31, 2011
Senior secured credit facilities:
Revolving facility	—	—
The Canadian term loan facility		80,000
Term loan A	500,000	—
The U.S. term loan facility (December 31, 2011 – USD $1,684,800)	—	1,720,686
Term loan B – U.S. facility (March 31, 2012 – USD $1,725,000)	1,722,758	—
The U.S. term loan II facility (December 31, 2011 – USD $144,725)	—	147,808
Term loan B – Canadian facility	175,000	—
Senior Notes (USD $692,825)	691,925	707,582
Senior Subordinated Notes (USD $217,175)	216,893	221,801
	3,306,576	2,877,877
Less: deferred financing costs, interest rate floors and prepayment options	(102,072)	(43,251)
	3,204,504	2,834,626
Less: current portion (net of deferred financing costs)	(5,390)	(86,495)
Long-term portion	3,199,114	2,748,131

On March 28, 2012, the Company terminated and paid all outstanding amounts under its previously existing credit facilities dated October 31, 2007, which included the Canadian term loan, U.S. term loan and U.S. term loan II facilities. The deferred financing costs which were capitalized with the carrying value of the previous senior credit facilities, were expensed resulting in a loss on refinancing of $21.9 million.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

9. INDEBTEDNESS  – (continued)

On March 28, 2012, Telesat Canada entetred into a new Credit Agreement with a syndicate of banks which provides for the extension of credit under the Credit Facilities as described below. All obligations under the Credit Agreement are guaranteed by the Company and certain of Telesat Canada’s existing subsidiaries (the “Guarantors”). The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by first priority liens and security interest in the assets of Telesat Canada and the Guarantors. The Credit Agreement contains covenants that restrict the ability of Telesat Canada and certain of its subsidiaries to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sales-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement requires Telesat Canada to comply with a maximum senior secured leverage ratio. The Credit Agreement also contains customary affirmative covenants and events of default.

The Senior Credit Facilities are comprised of the following facilities:

i — Revolving Facility

The revolving facility (“Revolving Facility”) is a CAD/USD $140 million loan facility available in either Canadian or U.S. dollars, maturing on March 28, 2017. Loans under the Revolving Facility bear interest at a floating rate plus an applicable margin of 2.00% for prime rate and Alternate Base Rate (“ABR”) loans and 3.00% for Bankers Acceptance (“BA”) and Eurodollar loans. The Revolving Facility has an unused commitment fee of 50 basis points. At March 31, 2012, other than approximately $0.2 million in drawings related to letters of credit, there were no borrowings under this facility.

ii — Term Loan A Facility

The Term Loan A Facility (“TLA Facility”) is a $500 million loan maturing on March 28, 2017. The outstanding borrowings under the TLA Facility currently bear interest at a floating rate of the BA borrowing rate plus an applicable margin of 3.00%. There are no required repayments on the TLA Facility for the year ending December 31, 2012.

iii — Term Loan B — Canadian Facility

The Term Loan B — Canadian Facility (“Canadian TLB Facility”) is a $175 million loan maturing on March 28, 2019. The outstanding borrowings under the Canadian TLB Facility currently bear interest at a floating rate of the BA borrowing rate, but not less than 1.25%, plus an applicable margin of 3.75%. The mandatory principal repayments on the Canadian TLB Facility are ¼ of 1% of the original amount of the loan, which must be paid on the last day of each quarter beginning with the fiscal quarter ending September 30, 2012.

iv — Term Loan B — U.S. Facility

The Term Loan B — U.S. Facility (“U.S. TLB Facility”) is a USD $1,725 million loan maturing on March 28, 2019. The outstanding borrowings under the U.S. TLB Facility currently bear interest at a floating rate of Libor, but not less than 1.00%, plus an applicable margin of 3.25%. The mandatory principal repayments on the U.S. TLB Facility are ¼ of 1% of the original amount of the loan, which must be paid on the last day of each quarter beginning with the fiscal quarter ending September 30, 2012.

Each of the Senior Credit Facilities is subject to mandatory principal repayment requirements. The maturity date for each of the Senior Credit Facilities described above will be accelerated if Telesat Canada’s existing 11% Senior Notes due in 2015 and 12.5% Senior Subordinated Notes due in 2017 or certain refinancings thereof are not repurchased, redeemed, refinanced or deferred before the date that is 91 days prior to the maturity date of such notes.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

9. INDEBTEDNESS  – (continued)

The Company incurred $39.1 million of debt issuance costs in connection with the new Senior Credit Facilities, of which $3.1 million remained unpaid as at March 31, 2012.

In order to hedge our currency risk, the Company kept its existing cross-currency basis swap to synthetically convert USD $1.1 billion of future U.S. dollar denominated payment obligations to $1.2 billion. This currency basis swap is being amortized on a quarterly basis at ¼ of 1% of the original amount. At March 31, 2012, the balance of this cross currency basis swap was $1.2 billion and bears interest at a floating rate of BA plus an applicable margin of approximately 387 basis points.

10. SENIOR PREFERRED SHARES

On March 28, 2012, the Company redeemed all of its outstanding senior preferred shares for $145.5 million in cash, which consisted of $141.4 million in principal and $4.1 million in accrued dividends.

11. PROMISSORY NOTE

On March 28, 2012, the Company issued a Promissory Note (the “PSP Note”) to an affiliate of PSP Investments in the amount of $145.5 million. The PSP Note is subordinated to the Company’s senior debt and matures on March 28, 2016. The PSP Note, in whole or in part, may be repaid at any time prior to maturity without penalty or premium, or comply with scheduled repayments. The scheduled repayments require the Company to pay an amount equal to a least 50% of the outstanding principal amount at March 28, 2014, with the balance, if any, to be repaid no later than March 28, 2016. Interest accrues on the PSP Note at 9.75% per annum for the first two years and adjusted thereafter to be the Treasury Rate as of the date of the second anniversary, plus 7.5% per annum, but not less than 11% per annum. The Treasury Rate is defined as the yield to maturity as of such date of the United States Treasury securities with a 10 year constant maturity. Interest payments are payable in cash on each anniversary date and on the date of any voluntary prepayment.

12. SHARE CAPITAL

With the closing of the new senior secured credit facilities on March 28, 2012, as described in note 9, the Company declared a special cash distribution to its Common, Voting Participating Preferred, and Non-Voting Participating Preferred shareholders, as a reduction in stated value, in the amount of $656.5 million. As at March 31, 2012, approximately $586.2 million of the special cash distribution had been paid. The remainder of the return of capital is expected to be paid later in 2012. There were no changes to the number of shares issued, rights, privileges or conditions associated to each class of shares.

	Number of shares	Stated Value at March 31, 2012 ($)	Stated Value at December 31, 2011 ($)
Common Shares	74,252,460	385,153	756,414
Voting Participating Preferred Shares	7,034,444	82,216	117,388
Non-Voting Participating Preferred Shares	35,953,824	244,597	424,366
Director Voting Preferred Shares	1,000	10	10
Total share capital		711,976	1,298,178

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

13. CAPITAL DISCLOSURES

The Company was previously subject to three financial covenant compliance tests: a maximum Consolidated Total Debt to Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for covenant purposes ratio test, a minimum Consolidated EBITDA for covenant purposes to Consolidated Interest Expense ratio test and a maximum Permitted Capital Expenditure Amount test. These covenants are no longer applicable as a result of the termination of the previous senior secured credit agreement on March 28, 2012.

The Senior Credit Facilities entered into on March 28, 2012, are secured by substantially all of the Company’s assets. Under the terms of the Senior Credit Facilities, the Company is required to comply with a senior secured leverage ratio covenant. The covenant is based on a Consolidated Total Secured Debt to Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for covenant purposes ratio test. At March 31, 2012, the Company’s Consolidated Total Secured Debt to Consolidated EBITDA ratio was 4.11:1, which was less than the maximum test ratio of 5.25:1.

14. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at the balance sheet date of March 31, 2012.

Credit Risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. At March 31, 2012, the maximum exposure to credit risk is equal to the carrying value of the financial assets, $488 million (December 31, 2011 — $474 million). Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade U.S. dollar and Canadian dollar denominated investments.

It is expected that the counterparties to the Company’s financial assets will be able to meet their obligations as they are institutions with strong credit ratings. Telesat regularly monitors the credit risk and credit exposure.

Telesat has a number of diverse customers, which limits the concentration of credit risk with respect to trade receivables. The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks. Telesat’s standard payment terms are 30 days. Interest at a rate of 1.5% per month, compounded monthly, is typically charged on balances remaining unpaid at the end of the standard payment terms. Telesat’s historical experience with customer defaults has been minimal. As a result, Telesat considers the credit quality of its North American customers to be high; however due to the additional complexities of collecting from its International customers the Company considers the credit quality of its International customers to be lower than the North American customers. At March 31, 2012, North American and International customers made up 37% and 63% of the outstanding trade receivable balance, respectively (December 31, 2011 — 36% and 64%). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts at March 31, 2012 was $3.3 million (December 31, 2011 — $3.7 million).

Foreign Exchange Risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on the U.S. dollar denominated debt financing. At March 31, 2012, approximately $2,632 million of the $3,307 million total debt financing (before netting of deferred financing costs, interest rate floors and prepayment options) is the Canadian dollar equivalent of the U.S. dollar denominated portion of the debt.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

14. FINANCIAL INSTRUMENTS  – (continued)

The Company has entered into a cross currency basis swap to economically hedge the foreign currency risk on a portion of its U.S. dollar denominated debt. At March 31, 2012, the Company had a cross currency basis swap of $1,172 million (December 31, 2011 — $1,175 million) which required the Company to pay Canadian dollars to receive USD $1,009 million (December 31, 2011 — USD $1,012 million). At March 31, 2012, the fair value of this derivative contract was a liability of $188.2 million (December 31, 2011 — liability of $160.4 million). The non-cash loss will remain unrealized until the contract is settled. This contract is due on October 31, 2014.

The Company’s main currency exposures as at March 31, 2012 lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness.

As at March 31, 2012, a 5 percent increase (decrease) in the Canadian dollar against the U.S. dollar would have increased (decreased) the Company’s net income by approximately $139 million and increased (decreased) other comprehensive income by $0.8 million. This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest Rate Risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its long term debt which is primarily variable rate financing. Changes in the interest rates could impact the amount of interest Telesat is required to pay. Telesat uses interest rate swaps to economically hedge the interest rate risk related to variable rate debt financing. At March 31, 2012, the Company had a series of three interest rate swaps to fix interest on $930 million of Canadian dollar denominated debt at average fixed rates ranging from 3.02% to 3.5%. As at March 31, 2012, the fair value of these derivative contracts was a liability of $43.3 million (December 31, 2011 — liability of $53.1million). The contracts mature by October 31, 2014.

If the interest rates on the unhedged variable rate debt change by 0.25% this would result in a change in the net income of approximately $0.7 million for the period ended March 31, 2012.

Liquidity Risk

The Company maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements. The following are the contractual maturities of financial liabilities as at March 31, 2012:

In millions of Canadian dollars	Carrying amount	Contractual cash flows (undiscounted)	2012	2013	2014	2015	2016	After 2016
Trade and other payables	89,858	89,858	89,858	—	—	—	—	—
Customer and other deposits	4,093	4,093	2,138	902	977	76	—	—
Deferred satellites performance incentive payments	68,498	95,498	14,436	8,208	8,228	8,250	8,295	48,081
Loral Note	20,673	20,673	—	—	—	—	—	20,673
PSP Note	144,401	189,920	10,802	14,183	81,593	8,680	74,662	—
Tax indemnification payable to Loral	6,954	6,954	—	6,954	—	—	—	—
Other financial liabilities	9,402	9,402	7,879	1,523	—	—	—	—
Long-term indebtedness	3,314,409	4,423,593	202,014	232,164	254,840	949,831	197,587	2,587,157
Interest rate swaps	43,324	48,089	14,009	18,594	15,486	—	—	—
Cross currency basis swap	188,206	72,843	21,325	28,068	23,450	—	—	—
	3,889,818	4,960,923	362,461	310,596	384,574	966,837	280,544	2,655,911

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

14. FINANCIAL INSTRUMENTS  – (continued)

The carrying value of the deferred satellites performance incentive payments includes $3.0 million interest payable. The carrying value of the long-term indebtedness includes $46.8 million of interest payable and excludes $63.2 million of financing costs. The carrying value of the PSP Note includes $0.1 million of interest payable and excludes $0.2 million of financing costs.

Assets pledged as security

The Senior Credit Facilities are secured by substantially all of Telesat’s assets which exclude the assets of non-restricted subsidiaries.

Financial assets and liabilities recorded in the balance sheet were as follows:

March 31, 2012	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value
Cash and cash equivalents	208,866	—	—	208,866	208,866
Trade and other receivables	48,793	—	—	48,793	48,793
Other financial assets – current	6,869	—	—	6,869	6,869
Other financial assets – long-term	8,984	214,786	—	223,770	223,770
Trade and other payables	—	—	(89,858)	(89,858)	(89,858)
Other financial liabilities – current	—	(58,158)	(70,898)	(129,056)	(131,254)
Other financial liabilities – long-term	—	(219,317)	(85,307)	(304,624)	(301,242)
Indebtedness (excluding deferred financing costs)	—	—	(3,267,659)	(3,267,659)	(3,379,023)
Promissory note (excluding deferred financing costs)	—	—	(144,566)	(144,566)	(144,285)
Total	273,512	(62,689)	(3,658,288)	(3,447,465)	(3,557,364)

December 31, 2011	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value
Cash and cash equivalents	277,962	—	—	277,962	277,962
Trade and other receivables	46,789	—	—	46,789	46,789
Other financial assets – current	7,010	—	—	7,010	7,010
Other financial assets – long-term	7,977	134,431	—	142,408	142,408
Trade and other payables	—	—	(45,156)	(45,156)	(45,156)
Other financial liabilities – current	—	(42,204)	(40,784)	(82,988)	(85,549)
Other financial liabilities – long-term	—	(171,270)	(88,513)	(259,783)	(255,225)
Indebtedness (excluding deferred financing costs)	—	—	(2,884,056)	(2,884,056)	(2,936,414)
Senior preferred shares	—	—	(141,435)	(141,435)	(143,265)
Total	339,738	(79,043)	(3,199,944)	(2,939,249)	(2,991,440)

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

14. FINANCIAL INSTRUMENTS  – (continued)

Fair Value

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs. The fair value hierarchy is as follows:

Level 1 based on quoted prices in active markets for identical assets or liabilities.

Level 2 based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Estimates of fair values are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expense that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. Included in cash and cash equivalents are $25.5 million (December 31, 2011 — $66.5 million) of short-term investments. The fair value of the indebtedness is based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs.

Fair value of derivative financial instruments

The Company has recorded additional embedded derivatives as a result of the Senior Credit Facilities and PSP Note entered into on March 28, 2012. The embedded derivatives are related to interest rate floors which are included in the Canadian TLB Facility (note 9), the U.S. TLB Facility (note 9) and the PSP Note (note 11). At March 28, 2012, the fair value of the embedded derivatives was a liability of $46.1 million. At March 31, 2012, the fair value was a liability of $45.9 million. The changes in fair value of these embedded derivatives are recorded on our consolidated statement of income as gains or losses on changes in fair value of financial instruments and are non-cash. The interest rate floors on the Canadian TLB Facility and U.S. TLB Facility, as well as the PSP Note, will expire on their respective maturity dates.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

14. FINANCIAL INSTRUMENTS  – (continued)

The current and long term portions of the fair value of the Company’s derivative assets and liabilities, at each of the balance sheet dates, and the fair value methodologies used to calculate those values were as follows:

March 31, 2012	Long-term assets	Current liabilities	Long-term liabilities	Total	Fair value hierarchy
Cross currency basis swap	—	(27,545)	(160,661)	(188,206)	Level 2
Interest rate swaps	—	(18,177)	(25,147)	(43,324)	Level 2
Interest rate floors	—	(12,436)	(33,509)	(45,945)	Level 2
Prepayment options	214,786	—	—	214,786	Level 2
	214,786	(58,158)	(219,317)	(62,689)

December 31, 2011	Long-term assets	Current liabilities	Long-term liabilities	Total	Fair value hierarchy
Cross currency basis swap	—	(23,637)	(136,736)	(160,373)	Level 2
Interest rate swaps	—	(18,567)	(34,534)	(53,101)	Level 2
Prepayment options	134,431	—	—	134,431	Level 2
	134,431	(42,204)	(171,270)	(79,043)

Reconciliation of fair value of derivative assets and liabilities

Opening fair value, January 1, 2011	(172,049)
Unrealized losses on derivatives	87,914
Realized gains on derivatives:
Cross currency basis swap	1,895
Forward foreign exchange contracts	8,776
Impact of foreign exchange	(5,579)
Fair value, December 31, 2011	(79,043)
Interest rate floors	(46,052)
Unrealized gains on derivatives	60,519
Realized gains on derivatives:
Cross currency basis swap	454
Impact of foreign exchange	1,433
Fair value, March 31, 2012	(62,689)

15. EMPLOYEE BENEFIT PLANS

The Company’s net defined benefit plan expense included in operating expenses consisted of the following elements:

	Defined benefit pension plans		Other post-employment benefit plans
Three months ended March 31,	2012	2011	2012	2011
Current service cost	1,335	961	98	75
Interest cost	2,429	2,422	283	294
Expected return on plan assets	(2,741)	(2,677)	—	—
Net defined benefit plan expense	1,023	706	381	369

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

16. SUPPLEMENTAL CASH FLOW INFORMATION

At March 31	2012	2011
Cash and cash equivalents is comprised of:
Cash	183,390	181,602
Short term investments, original maturity three months or less	25,476	64,739
	208,866	246,341

As a result of the termination of the Company’s previous senior secured credit facilities, dated October 31, 2007, the restrictions over the use of the insurance proceeds received for the settlement of the Telstar 14R/Estrela do Sul 2 claim are no longer applicable.

	Three months ended March 31
	2012	2011
Changes in operating assets and liabilities are comprised of:
Trade and other receivables	(3,521)	(614)
Financial assets	(1,023)	77
Other assets	(10,861)	(6,667)
Trade and other payables	38,163	(7,417)
Financial liabilities	29,828	26,549
Other liabilities	9,692	10,756
	62,278	22,684

	Three months ended March 31
	2012	2011
Non-cash investing and financing activities are comprised of:
Purchase of satellite, property and equipment	24,429	41,396

17. COMMITMENTS AND CONTINGENCIES

Off balance sheet commitments include operating leases, commitments for future capital expenditures and other future purchases.

Off balance sheet commitments	2012	2013	2014	2015	2016	Thereafter	Total
Operating commitments	21,484	25,389	20,944	12,728	8,108	33,992	122,645
Capital commitments	104,854	—	—	—	—	—	104,854
Total off balance sheet commitments	126,338	25,389	20,944	12,728	8,108	33,992	227,499

Certain of the Company’s satellite transponders, offices, warehouses, earth stations, vehicles, and office equipment are leased under various terms. The expiry terms range from April 2012 to January 2043.

Telesat has entered into contracts for the construction and launch of Nimiq 6 (targeted for launch in 2012), and Anik G1 (targeted for launch 2012). The total outstanding commitments at March 31, 2012 are in U.S. dollars.

Telesat has agreements with various customers for prepaid revenue on several service agreements which take effect when the spacecraft is placed in service. Telesat is responsible for operating and controlling these satellites. Customer prepayments of $409.8 million (December 31, 2011 — $408.0 million), a portion of which is refundable under certain circumstances, are reflected in other liabilities, both current and long-term.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

17. COMMITMENTS AND CONTINGENCIES  – (continued)

In the normal course of business, the Company has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnifications.

Telesat and Loral have entered into an indemnification agreement whereby Loral will indemnify Telesat for any tax liabilities for taxation years prior to 2007 related to Loral Skynet operations. Likewise, Telesat will indemnify Loral for the settlement of any tax receivables for taxation years prior to 2007.

Distribution to Shareholders

On March 28, 2012, the Company declared a special cash distribution to its Common, Voting Participating Preferred, and Non-Voting Participating Preferred shareholders, as a reduction in stated value, in the amount of $656.5 million. Of this amount, $586.2 million of the special cash distribution was paid on March 28, 2012 (refer to note 12). The remaining $70.3 million distribution to shareholders is expected to be paid during 2012.

Special Payments to Executives and Certain Employees

On March 28, 2012, the Company authorized cash payments of $48.6 million to executives and certain employees of the Company in connection with the cash distribution made to the Company’s shareholders. Approximately $37.2 million of the $48.6 million was accrued in compensation expense at March 31, 2012. The majority of the payments are expected to be made in Q2 and Q3 of this year, subject to the applicable executives’ and employees’ continued employment with the Company on the payment date and other conditions.

Legal Proceedings

The Company frequently participates in proceedings before national telecommunications regulatory authorities. In addition, the Company may also become involved from time to time in other legal proceedings arising in the normal course of its business.

Telesat Canada’s Anik F1 satellite, built by Boeing and launched in November 2000, has defective solar arrays that have caused a drop in power output on the satellite and reduced its operational life. Telesat Canada filed a claim for Anik F1 as a constructive total loss under its insurance policies and received an amount from its insurers in settlement of that claim. In November 2006, Telesat Canada commenced arbitration proceedings against Boeing, alleging that Boeing was grossly negligent and/or engaged in willful misconduct in the design and manufacture of the Anik F1 satellite and in failing to warn Telesat Canada prior to the launch of a material deficiency in the power performance of a similar satellite previously launched. Telesat’s claim currently seeks approximately $41 to $71 million plus costs and post-award interest, a portion of which was in respect of the subrogated rights of its insurers. Boeing has responded by alleging that Telesat Canada failed to obtain what it asserts to be contractually required waivers of subrogation rights such that, if Telesat Canada is successful in obtaining an award which includes an amount in respect of the subrogated rights of the insurers, Boeing is entitled to off-setting damages in that amount, which is approximately $182 million. Boeing also

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

17. COMMITMENTS AND CONTINGENCIES  – (continued)

asserts that Telesat Canada owes Boeing performance incentive payments pursuant to the terms of the satellite construction contract in the amount of approximately USD $6.6 million plus interest. The arbitration hearing is scheduled to commence in November 2012. While it is not possible to determine the ultimate outcome of the arbitration, Telesat Canada intends to vigorously prosecute its claims and defend its position that no liability is owed Boeing in connection with the dispute and that, in the circumstances of this case, it was not contractually required to obtain waivers of the subrogation rights at issue.

Other than the above, the Company is not aware of any proceedings outstanding or threatened as of the date hereof by or against us or relating to its business which may have, or have had in the recent past, significant effects on Telesat Canada’s financial position or profitability.

18. RELATED PARTY TRANSACTIONS

The Company’s immediate shareholders are Red Isle Private Investment Inc. (“Red Isle”), a company incorporated in Canada, Loral Holdings Corporation (“Loral Holdings”), a company incorporated in the United States, Mr. John P. Cashman and Mr. Colin D. Watson, two Canadian citizens. Red Isle is wholly owned by the Public Sector Pension Investment Board (“PSP Investments”), a Canadian Crown corporation. Loral Holdings is a wholly owned subsidiary of Loral Space & Communications Inc. (“Loral”), a United States publically listed company.

Transactions with subsidiaries

The Company and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communication equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into over the normal course of operations. Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.

Redemption of the Senior Preferred Shares and Issuance of a Promissory Note

On March 28, 2012, the Company redeemed all of its outstanding senior preferred shares, previously held by Red Isle, for $145.5 million in cash, which included $141.4 million of principal and $4.1 million of accrued dividends on the senior preferred shares (refer to note 10). Following the redemption of the senior preferred shares, the Company issued a subordinated promissory note to Red Isle in the amount of $145.5 million (refer to note 11).

Distributions to Loral and Red Isle

On March 28, 2012, the Company declared a special cash distribution to its shareholders, Loral and Red Isle, as a reduction in stated value, in the amount of $656.5 million. At March 31, 2012, $586.2 million was paid, of which $375.2 million was distributed to Loral and $211.0 million was distributed to Red Isle (see note 12). The remaining $70.3 million return of capital is expected to be paid later in 2012 with $45.0 million to be distributed to Loral and $25.3 million to be distributed to Red Isle.

Key Management Personnel — Special Payments

In connection with the special cash distribution made to the Company’s shareholders, the Board authorized $48.6 million in special payments, with the majority awarded to the Company’s executives. At March 31, 2012, $37.2 million was accrued. The majority of the payments are expected to be made in Q2 and Q3 of this year, subject to the applicable executives’ continued employment with the Company on the payment date and other conditions.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

18. RELATED PARTY TRANSACTIONS  – (continued)

Independent Board of Directors Special Payment

In 2012, the Company’s four independent directors received a special payment for the assistance they provided in the assessment of various strategic alternatives explored by the Company in 2011. The amount paid to the four independent directors was, in the aggregate, $0.9 million.

Supplemental Capacity Revenue Share

On March 1, 2011, the Company entered into the Assignment and Assumption Agreements with Loral. The agreement requires the Company to remit to Loral one-half of any revenue received and earned by the Company in connection with the sale of supplemental capacity on the Canadian payload of the ViaSat-1 satellite for the first four years after the service commencement date of the supplemental capacity.

Transactions with related parties

The Company and certain of its subsidiaries regularly engage in transactions with related parties. The Company’s related parties include Loral, Red Isle, Space Systems/Loral (“SSL”), a satellite manufacturer and a wholly owned subsidiary of Loral, XTAR LLC (“XTAR”), a satellite operator and affiliate of Loral, and Loral Canadian Gateway Corporation (“LCGC”), a wholly owned subsidiary of Loral.

During the year, the Company and its subsidiaries entered into the following transactions with related parties.

	Sale of goods and services, interest income		Purchase of goods and services, interest expense
Three months ended	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011
Loral
– Revenue	—	1	—	—
– Operating expenses	—	—	1,256	1,284
– Interest expense	—	—	362	300
Red Isle
– Interest expense	—	—	2,497	2,465
SSL
– Revenue	456	604	—	—
– Satellite, property and other equipment	—	—	24,714	44,406
– Operating expenses	—	—	—	204
– Interest expense	—	—	246	251
XTAR
– Revenue	256	235	—	—
LCGC
– Revenue	—	317	—	—

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

18. RELATED PARTY TRANSACTIONS  – (continued)

The following balances were outstanding at the end of the period:

	Amounts owed by related parties		Amounts owed to related parties
At	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
Loral
– Trade receivables/payables	—	—	350	—
– Other long-term financial assets/liabilities	2,334	2,387	27,627	28,252
Red Isle
– Other current financial liabilities	—	—	117	1,650
– Senior preferred shares	—	—	—	141,435
– Promissory note	—	—	145,466	—
SSL
– Trade receivable/payable	555	380	10,686	4,758
– Other current financial liabilities	—	—	1,318	1,047
– Other long-term financial liabilities	—	—	17,859	15,018

The amounts outstanding are unsecured and will be settled in cash. The related party transactions were made on terms equivalent to those that prevail in arm’s length transactions.

The Company has entered into contracts for the construction of Nimiq 6 and Anik G1 with SSL. The total outstanding commitments at March 31, 2012 were $25.2 million (December 31, 2011 — $50.9 million).

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the three months ended March 31, 2012 were $1.9 million (March 31, 2011 — $1.9 million).

19. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The 11.0% Senior Notes and the 12.5% Senior Subordinated Notes were co-issued by Telesat LLC and Telesat Canada, (“the Issuers”) which are 100% owned subsidiaries of Telesat, and were guaranteed fully and unconditionally, on a joint and several basis, by Telesat and certain of its subsidiaries.

The condensed consolidating financial information below for the three months ended March 31, 2012 and the three months ended March 31, 2011 are presented pursuant to Article 3-10(d) of Regulation S-X. The information presented consists of the operations of Telesat Holdings Inc. Telesat Holdings Inc. primarily holds investments in subsidiaries and equity. Telesat LLC, a U.S. Delaware corporation, is a financing subsidiary that has no assets, liabilities or operations.

The condensed consolidating financial information reflects the investments of Telesat Holdings Inc. in the Issuers, of the Issuers in their respective Guarantor and Non-Guarantor subsidiaries and of the Guarantors in their Non-Guarantor subsidiaries using the equity method.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

19. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of Income (Loss)
For the three months ended March 31, 2012

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Revenue	—	—	182,375	34,947	5,144	(26,208)	196,258
Operating expenses	(15)	—	(68,782)	(34,349)	(6,257)	26,208	(83,195)
	(15)	—	113,593	598	(1,113)	—	113,063
Depreciation	—	—	(37,541)	(12,343)	(76)	—	(49,960)
Amortization	—	—	(9,282)	196	(16)	—	(9,102)
Other operating losses, net	—	—	(10)	(48)	—	—	(58)
Operating income (loss)	(15)	—	66,760	(11,597)	(1,205)	—	53,943
Income (loss) from equity investments	101,369	—	(12,052)	(1,244)	—	(88,073)	—
Interest expense	(2,380)	—	(51,527)	(2)	—	—	(53,909)
Loss on refinancing	—	—	(21,888)	—	—	—	(21,888)
Interest and other income	—	—	494	231	—	—	725
Gain on changes in fair value of financial instruments	—	—	60,973	—	—	—	60,973
Gain (loss) on foreign exchange	—	—	58,225	3,210	(2,663)	—	58,772
Income (loss) before tax	98,974	—	100,985	(9,402)	(3,868)	(88,073)	98,616
Tax benefit (expense)	—	—	384	(12)	(14)	—	358
Net income (loss)	98,974	—	101,369	(9,414)	(3,882)	(88,073)	98,974

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

19. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of Income (Loss)
For the three months ended March 31, 2011

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Revenue	—	—	184,119	24,519	5,119	(10,977)	202,780
Operating expenses	—	—	(31,250)	(20,522)	(5,949)	10,977	(46,744)
	—	—	152,869	3,997	(830)	—	156,036
Depreciation	—	—	(36,348)	(12,954)	(84)	—	(49,386)
Amortization	—	—	(10,621)	399	(19)	—	(10,241)
Other operating losses, net	—	—	(502)	(240)	(6)	—	(748)
Operating income (loss)	—	—	105,398	(8,798)	(939)	—	95,661
Income (loss) from equity investments	117,390	—	(7,525)	(4,314)	—	(105,551)	—
Interest expense (income)	(2,465)	—	(55,316)	48	—	—	(57,733)
Interest and other income	—	—	319	301	72	—	692
Gain on changes in fair value of financial instruments	—	—	14,474	—	—	—	14,474
Gain (loss) on foreign exchange	—	—	76,594	5,670	(3,913)	—	78,351
Income (loss) before tax	114,925	—	133,944	(7,093)	(4,780)	(105,551)	131,445
Tax benefit (expense)	—	—	(16,554)	87	(53)	—	(16,520)
Net income (loss)	114,925	—	117,390	(7,006)	(4,833)	(105,551)	114,925

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

19. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Balance Sheets
As at March 31, 2012

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	—	—	194,601	11,760	2,505	—	208,866
Trade and other receivables	—	—	27,617	19,536	1,640	—	48,793
Other current financial assets	—	—	25	266	6,578	—	6,869
Intercompany receivable	—	—	350,197	143,496	139,981	(633,674)	—
Prepaid expenses and other current assets	—	—	21,764	7,908	100	—	29,772
Total current assets	—	—	594,204	182,966	150,804	(633,674)	294,300
Satellites, property and other equipment	—	—	1,827,658	328,779	1,910	—	2,158,347
Other long-term financial assets	—	—	222,455	909	406	—	223,770
Other long-term assets	—	—	6,450	2,114	—	—	8,564
Intangible assets	—	—	839,615	45,981	88	—	885,684
Investment in affiliates	1,249,242	—	1,170,806	764,304	261	(3,184,613)	—
Goodwill	—	—	2,078,056	343,876	24,671	—	2,446,603
Total assets	1,249,242	—	6,739,244	1,668,929	178,140	(3,818,287)	6,017,268
Liabilities
Trade and other payables	—	—	75,419	10,736	3,703	—	89,858
Other current financial liabilities	—	—	127,523	1,502	31	—	129,056
Intercompany payable	45,704	—	188,539	368,775	30,656	(633,674)	—
Other current liabilities	—	—	63,047	3,904	413	—	67,364
Current indebtedness	—	—	5,389	1	—	—	5,390
Total current liabilities	45,704	—	459,917	384,918	34,803	(633,674)	291,668
Long-term indebtedness	—	—	3,199,114	—	—	—	3,199,114
Deferred tax liabilities	—	—	450,867	(348)	—	—	450,519
Other long-term financial liabilities	—	—	300,881	3,457	286	—	304,624
Other long-term liabilities	—	—	412,389	10,826	206	—	423,421
Promissory note	—	—	144,384	—	—	—	144,384
Total liabilities	45,704	—	4,967,552	398,853	35,295	(633,674)	4,813,730
Shareholders’ Equity
Share capital	711,976	—	1,589,063	1,167,015	104,434	(2,860,512)	711,976
Accumulated earnings (deficit)	468,448	—	96,648	166,096	38,190	(300,934)	468,448
Reserves	23,114	—	85,981	(63,035)	221	(23,167)	23,114
Total shareholders’ equity	1,203,538	—	1,771,692	1,270,076	142,845	(3,184,613)	1,203,538
Total liabilities and shareholders’ equity	1,249,242	—	6,739,244	1,668,929	178,140	(3,818,287)	6,017,268

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

19. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Balance Sheets
As at December 31, 2011

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	—	—	256,837	18,654	2,471	—	277,962
Trade and other receivables	—	—	27,010	18,670	1,109	—	46,789
Other current financial assets	—	—	26	255	6,729	—	7,010
Intercompany receivable	—	—	349,662	137,658	148,153	(635,473)	—
Prepaid expenses and other current assets	—	—	14,052	8,019	55	—	22,126
Total current assets	—	—	647,587	183,256	158,517	(635,473)	353,887
Satellites, property and other equipment	—	—	1,808,997	340,992	1,926	—	2,151,915
Other long-term financial assets	—	—	141,084	896	428	—	142,408
Other long-term assets	—	—	3,010	2,526	—	—	5,536
Intangible assets	—	—	848,898	47,077	103	—	896,078
Investment in affiliates	1,878,938	—	1,184,893	1,495,142	260	(4,559,233)	—
Goodwill	—	—	2,078,056	343,876	24,671	—	2,446,603
Total assets	1,878,938	—	6,712,525	2,413,765	185,905	(5,194,706)	5,996,427
Liabilities
Trade and other payables	—	—	33,405	9,118	2,633	—	45,156
Other current financial liabilities	1,650	—	79,995	1,308	35	—	82,988
Intercompany payable	45,689	—	179,352	375,012	35,420	(635,473)	—
Other current liabilities	—	—	64,393	3,111	373	—	67,877
Current indebtedness	—	—	86,494	1	—	—	86,495
Total current liabilities	47,339	—	443,639	388,550	38,461	(635,473)	282,516
Long-term indebtedness	—	—	2,748,131	—	—	—	2,748,131
Deferred tax liabilities	—	—	452,208	(312)	—	—	451,896
Other long-term financial liabilities	—	—	255,630	3,862	291	—	259,783
Other long-term liabilities	—	—	411,533	10,726	243	—	422,502
Senior preferred shares	141,435	—	—	—	—	—	141,435
Total liabilities	188,774	—	4,311,141	402,826	38,995	(635,473)	4,306,263
Shareholders’ Equity
Share capital	1,298,178	—	2,320,730	1,898,682	104,434	(4,323,846)	1,298,178
Accumulated earnings (deficit)	369,992	—	35,415	176,382	42,071	(253,868)	369,992
Reserves	21,994	—	45,239	(64,125)	405	18,481	21,994
Total shareholders’ equity	1,690,164	—	2,401,384	2,010,939	146,910	(4,559,233)	1,690,164
Total liabilities and shareholders’ equity	1,878,938	—	6,712,525	2,413,765	185,905	(5,194,706)	5,996,427

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

19. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of Cash Flows
For the three months ended March 31, 2012

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net income (loss)	98,974	—	101,369	(9,414)	(3,882)	(88,073)	98,974
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Amortization and depreciation	—	—	46,823	12,147	92	—	59,062
Deferred tax benefit	—	—	(439)	—	—	—	(439)
Unrealized foreign exchange (gain) loss	—	—	(63,103)	(3,495)	2,632	—	(63,966)
Unrealized gain on derivatives	—	—	(60,519)	—	—	—	(60,519)
Share-based compensation	—	—	217	53	29	—	299
(Income) loss from equity investments	(101,369)	—	12,052	1,244	—	88,073	—
Loss on disposal of assets	—	—	10	48	—	—	58
Loss on refinancing	—	—	21,888	—	—	—	21,888
Other	—	—	(10,097)	(4,523)	(247)	—	(14,867)
Customer prepayments on future satellite services	—	—	8,904	—	—	—	8,904
Insurance proceeds	—	—	312	—	—	—	312
Operating assets and liabilities	(1,635)	—	61,201	1,170	1,542	—	62,278
Net cash from (used in) operating activities	(4,030)	—	118,618	(2,770)	166	—	111,984
Cash flows from (used in) investing activities
Satellite programs	—	—	(50,084)	(1,013)	—	—	(51,097)
Purchases of other property and equipment	—	—	(1,069)	(661)	(91)	—	(1,821)
Proceeds from sale of assets	—	—	6	—	—	—	6
Return of capital from subsidiaries	731,667	—	—	731,667		(1,463,334)	—
Dividends received	—	—	2,263	—	—	(2,263)	—
Net cash from (used in) investing activities	731,667	—	(48,884)	729,993	(91)	(1,465,597)	(52,912)
Cash flows from (used in) financing activities
Proceeds from indebtedness	—	—	2,397,068	—	—	—	2,397,068
Proceeds from issue of promissory note	—	—	145,466	—	—	—	145,466
Repayment of indebtedness	—	—	(1,906,415)	—	—	—	(1,906,415)
Repayment of senior preferred shares	(141,435)	—	—	—	—	—	(141,435)
Payment of debt issue costs	—	—	(36,005)	—	—	—	(36,005)
Return of capital to shareholders	(586,202)	—	(731,667)	(731,667)	—	1,463,334	(586,202)
Satellite performance incentive payments	—	—	(417)	(32)	—	—	(449)
Dividends paid	—	—	—	(2,263)	—	2,263	—
Net cash from (used in) financing activities	(727,637)	—	(131,970)	(733,962)	—	1,465,597	(127,972)
Effect of changes in exchange rates on cash and cash equivalents	—	—	—	(155)	(41)	—	(196)
(Decrease) increase in cash and cash equivalents	—	—	(62,236)	(6,894)	34	—	(69,096)
Cash and cash equivalents, beginning of period	—	—	256,837	18,654	2,471	—	277,962
Cash and cash equivalents, end of period	—	—	194,601	11,760	2,505	—	208,866

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(all amounts in thousands of Canadian dollars, except where noted)
(unaudited)

19. CONDENSED CONSOLIDATING FINANCIAL INFORMATION  – (continued)

Condensed Consolidating Statements of Cash Flows
For the three months ended March 31, 2011

	Telesat Holdings	Telesat LLC	Telesat Canada	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net income (loss)	114,925	—	117,390	(7,006)	(4,833)	(105,551)	114,925
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Amortization and depreciation	—	—	46,969	12,555	103	—	59,627
Deferred tax expense (benefit)	—	—	16,289	(130)	—	—	16,159
Unrealized foreign exchange (gain) loss	—	—	(80,035)	(5,574)	3,548	—	(82,061)
Unrealized gain on derivatives	—	—	(11,843)	—	—	—	(11,843)
Dividends on senior preferred shares	2,465	—	—	—	—	—	2,465
Share-based compensation	—	—	513	100	50	—	663
(Income) loss from equity investments	(117,390)	—	7,525	4,314	—	105,551	—
Loss on disposal of assets	—	—	502	240	6	—	748
Other	—	—	(12,833)	(324)	(19)	—	(13,176)
Insurance proceeds	—	—	5,943	—	—	—	5,943
Operating assets and liabilities	—	—	34,446	(12,868)	1,106	—	22,684
Net cash from (used in) operating activities	—	—	124,866	(8,693)	(39)	—	116,134
Cash flows from (used in) investing activities
Satellite programs	—	—	(77,036)	—	—	—	(77,036)
Purchases of other property and equipment	—	—	(497)	(169)	(34)	—	(700)
Proceeds from sale of assets	—	—	75	—	—	—	75
Business acquisitions	—	—	(9,264)	9,264	—	—	—
Dividends received	—	—	4,500	—	—	(4,500)	—
Net cash from (used in) investing activities	—	—	(82,222)	9,095	(34)	(4,500)	(77,661)
Cash flows from (used in) financing activities
Repayment of indebtedness	—	—	(9,627)	—	—	—	(9,627)
Satellite performance incentive payments	—	—	(1,740)	—	—	—	(1,740)
Intercompany loan	—	—	(55,145)	55,145	—	—	—
Dividends paid	—	—	—	(4,500)	—	4,500	—
Net cash from (used in) financing activities	—	—	(66,512)	50,645	—	4,500	(11,367)
Effect of changes in exchange rates on cash and cash equivalents	—	—	—	(1,014)	(46)	—	(1,060)
Increase (decrease) in cash and cash equivalents	—	—	(23,868)	50,033	(119)	—	26,046
Cash and cash equivalents, beginning of period	—	—	196,682	21,135	2,478	—	220,295
Cash and cash equivalents, end of period	—	—	172,814	71,168	2,359	—	246,341

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with Telesat Holdings Inc.’s unaudited condensed consolidated interim financial statements beginning at Page 1 of this Quarterly Report. As used in this management’s discussion and analysis of financial condition and results of operations this (“MD&A”), unless the context states or requires otherwise, references to “Telesat”, “Company”, “we”, “our” and “us” refer to Telesat Holdings Inc. and its subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to the unaudited condensed consolidated interim financial statements of Telesat Holdings Inc. included herein.

The dollar amounts presented in this Quarterly Report are in Canadian dollars unless otherwise specified. On March 31, 2012, the Bloomberg exchange rate was USD$1 = CAD$0.9987. The average exchange rate for the three months ended March 31, 2012 was USD$1 = CAD$1.0046.

The financial information presented herein has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). IFRS differs in certain respects from United States GAAP; however, the Securities and Exchange Commission (“SEC”) adopted Release No. 33-8879 to accept foreign private issuers financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) without reconciliation to United States GAAP in their filings with the SEC. As a result, we are not presenting a reconciliation to United States GAAP in this Quarterly Report.

The information contained in this MD&A takes into account information available up to April 26, 2012, unless otherwise noted.

Forward-Looking Statements Safe Harbor

This Quarterly Report contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this Quarterly Report, the words “believes”, “expects”, “plans”, “may”, “will”, “would”, “could”, “should”, “anticipates”, “estimates”, “project”, “targeted”, “intend” or “outlook” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed with the SEC as well as Telesat Canada’s other filings with the SEC which can be obtained on the SEC’s website at http://www.sec.gov. Readers are specifically referred to those documents. Known risks and uncertainties include but are not limited to: (1) financial risks, including economic downturns, restrictions imposed by covenants contained in the agreements governing our debt, our leverage, volatility in exchange rates, and our dependence on a few large customers for a significant proportion of our revenue; (2) risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to obtain or renew satellite insurance at all or on reasonable terms, and competition from other providers of telecommunications services; (3) risks associated with domestic and foreign government regulation; and (4) other risks, including potential conflicts of interest with our significant shareholders, litigation, and market risks. The foregoing list of important factors is not exhaustive. The information contained in this Quarterly Report reflects our beliefs, assumptions, intentions, plans and expectations as of the date of this report. We disclaim any obligation or undertaking to update or revise the information herein.

OVERVIEW OF THE BUSINESS

We are a leading global fixed satellite services operator with offices and facilities around the world. We provide our satellite and communication services from a fleet of satellites that occupy Canadian and other orbital locations. We are organized into one operating segment, the satellite services business; however, we provide our services through three business categories: Broadcast, Enterprise and Consulting and Other.

The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite, with the exception of in-orbit insurance. We have been able to generate a large contracted revenue backlog by entering into long-term contracts with some of our customers for all or substantially all of a satellite’s life. Historically, this has resulted in revenue from the satellite services business being fairly predictable.

At March 31, 2012, we provided satellite services to customers from our fleet of 12 in-orbit satellites. In addition, we own the Canadian payload on the ViaSat-1 satellite which was launched in October 2011. We also have one satellite preparing for launch, Nimiq 6, which we anticipate will be launched in the first half of 2012, and another satellite under construction Anik G1, which we anticipate will be launched in the second half of 2012.

Telesat Canada and its affiliates operate satellites pursuant to authorizations granted by governments, including those of Canada, the United States, Brazil, the Kingdom of Tonga and the United Kingdom to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

Revenue

We earn revenue by providing video and data services using satellite transponder capacity. We also earn revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing consulting services in the field of satellite communications.

We recognize revenue when earned, as services are rendered or as products are delivered to customers. For us to recognize revenue, there must be evidence that an arrangement exists, the amount of revenue must be fixed or determinable and our ability to collect must be reasonably assured. In particular, broadcast and some enterprise revenue are generally billed in advance to the customers and recognized in the month for which the service is rendered. Consulting revenue for “cost plus” contracts is recognized after the work has been completed and accepted by the customer. The percentage of completion method is used for “fixed price” contracts.

Expenses

Our operating expenses consist mainly of labour, the cost of which is relatively stable. As we take advantage of growth opportunities through the addition of satellites to our fleet, we believe we can increase revenue with relatively smaller increases in operating expenses. Variable operating expenses include in-orbit insurance and direct-billed expenses, such as third-party contractor services.

Interest expense continues to be significant and is impacted by our Senior Credit Facilities, our Promissory Note (the “PSP Note”) as well as our senior notes and senior subordinated notes. Non-cash foreign exchange gains or losses incurred on the translation of the U.S. dollar denominated debt and the gains or losses on financial instruments resulting from variations in the fair value of the cross-currency basis swap, interest rate swaps, the prepayment options on the Senior Notes and Senior Subordinated Notes and embedded derivatives related to the interest rate floors included on our Canadian and U.S. Term Loan B and PSP Note remain significant components of our net income.

Other significant operating expenses include the straight-line depreciation of the cost of each of our satellites over their useful lives and amortization expense of various finite life intangible assets.

RECENT DEVELOPMENTS

Refinancing and Distributions to Shareholders of the Company

On March 28, 2012, Telesat Canada entered into a new credit agreement (the “Credit Agreement”) with a syndicate of banks which provided for the extension of credit under the following senior credit facilities in the principal amount of up to approximately USD $2,550 million (together, the “Senior Credit Facilities”): (i) a revolving credit facility in the amount of up to CAD/USD $140 million, available in either Canadian or U.S. dollars, maturing on March 28, 2017; (ii) a Term Loan A facility denominated in Canadian dollars, in the amount of $500 million, maturing on March 28, 2017; (iii) a Term Loan B facility denominated in Canadian dollars, in the amount of $175 million, maturing on March 28, 2019; and (iv) a Term Loan B facility denominated in U.S. dollars, in the amount of USD $1,725 million, maturing on March 28, 2019. Simultaneously with entering into the Credit Agreement, Telesat Canada terminated and paid all outstanding amounts under its previously existing credit facilities, which were evidenced by a Credit Agreement dated as of October 31, 2007.

On March 28, 2012, we redeemed all of our outstanding senior preferred shares, previously held by an affiliate of the Public Sector Pension Investment Board (“PSP Investments”), for approximately $146 million in cash, equal to the principal and accrued dividends on the senior preferred shares. Following the redemption of the senior preferred shares, an affiliate of PSP Investments provided a loan in the amount of approximately $146 million to Telesat Canada, in the form of a subordinated promissory note.

In connection with the closing of the Credit Agreement, the Board declared a special cash distribution to our shareholders, as a reduction of stated capital, in the amount of approximately $656 million. On March 28, 2012, we paid our shareholders approximately $586 million relating to the special distribution, which was funded by the proceeds from the Senior Credit Facilities and excess cash from operations. The approximately $70 million distribution remaining is expected to be paid during the remainder of 2012. In connection with the cash distribution made to the Company’s shareholders, the Board also authorized approximately $49 million in special payments to executives and certain employees of the Company.

FUTURE OUTLOOK

Our commitment to providing strong customer service and our focus on innovation and technical expertise has allowed us to successfully build our business to date. Building on our existing contractual revenue backlog, our focus is on taking disciplined steps to grow our core business and sell newly launched and existing in-orbit satellite services; and, in a disciplined manner, use the cash flow generated by existing business, contracted expansion satellites and cost savings to strengthen the business.

We believe our satellite fleet offers a strong combination of existing revenue backlog and revenue growth and a strong foundation upon which we will seek to continue to grow our revenue and cash flows. The growth is expected to come from the Canadian payload on the ViaSat-1 satellite which launched in October 2011, our Nimiq 6 satellite, which is currently awaiting launch, our Anik G1 satellite, which we anticipate will be launched in the fourth quarter of 2012, and the sale of available capacity on our existing in-orbit satellites.

We believe we are well-positioned to serve our customers and the markets in which we participate. We actively pursue opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to long-term service agreements prior to the time the satellite construction contract is signed. Although we regularly pursue opportunities to develop new satellites, we do not procure additional or replacement satellites until we believe there is a demonstrated need and a sound business plan for such satellite capacity.

We anticipate that we can increase revenue without proportional increases in operating expenses, allowing for profit margin expansion. The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental cost to maintain and operate the satellite is relatively low over the life of the satellite, with the exception of in-orbit insurance. The relatively fixed cost nature of the business, combined with contracted revenue growth and other growth opportunities, is expected to produce growth in operating income and cash flow.

For the remainder of 2012, we will remain focused on: increasing utilization on our existing satellites, continuing the construction, launch and deployment of the satellites we are currently procuring, securing additional customer requirements to support the procurement of additional satellites, maintaining cost and operating discipline, and to the extent that market conditions are favorable, refinancing existing debt under more favorable terms.

RESULTS OF OPERATIONS

Review of financial performance

Our significant revenue backlog and long-term customer contracts protect us, to a certain extent, from short-term market fluctuations. With the entry into commercial service of the Canadian payload on ViaSat-1, and the anticipated launches of Nimiq 6 and Anik G1 in 2012, we believe we are well positioned to strengthen our overall financial performance.

Our net income for the quarter was $99 million compared to a net income of $115 million for the quarter ended March 31, 2011. The change in net income is due to slightly lower revenues, higher operating expenses as well as the incurrence of a loss due to the refinancing of our senior credit facilities. The variation in operating expenses is mainly due to special payments to the executives, certain employees and the independent directors, as well as higher legal fees incurred in connection with the refinancing. These variations were partially offset by a net positive variation in non-cash items such as gains/losses on foreign exchange and changes in fair value of financial instruments. Detailed explanations of these variances are set out below.

Below are the foreign exchange rates impacting our financial statements this quarter:

	Q1, 2012	March 31, 2012	December 31, 2011
USD to CAD spot rate	—	$0.9987	$1.0213
USD to CAD average rates	$1.0046	—	—

	Q1, 2011	March 31, 2011	December 31, 2010
USD to CAD spot rate	—	$0.9706	$0.9980
USD to CAD average rates	$0.9902	—	—

Revenue

	Three Months Ended March 31,		% Increase (Decrease)
(in CAD$ millions except percentages)	2012	2011
Broadcast	100	113	(12)%
Enterprise	90	81	11%
Consulting and other	6	9	(33)%
Total revenue	196	203	(3)%

Total revenue in the three months ended March 31, 2012 was $196 million, a decrease of $7 million from the $203 million generated in the three months ended March 31, 2011.

Revenue from Broadcast services decreased by $13 million for the three months ended March 31, 2012, as compared to the same period in 2011. The decrease was mainly due to a scheduled rate reduction on a long-term contract.

Revenue from Enterprise services increased by $9 million for the three months ended March 31, 2012, as compared to the three months ended March 31, 2011. This was primarily due to growth in our international enterprise activities and additional revenue earned as a result of the inauguration of commercial service on ViaSat-1 in December 2011.

Consulting and other revenue decreased by $3 million for the first quarter of 2012, as compared to the first quarter of 2011. This is largely due to a one time termination payment received in 2011 and to a lesser extent, the overall timing of our consulting contracts.

Expenses

	Three Months Ended March 31,		% Increase (Decrease)
(in CAD$ millions except percentages)	2012	2011
Depreciation	50	49	2%
Amortization	9	10	(10)%
Operating expenses	83	47	77%
	142	106	34%

Depreciation and Amortization

Depreciation of satellite, property and other equipment for the three months ended March 31, 2012 increased by $1 million, as compared to the same period in the prior year. The increase in depreciation was due to Telstar 14R/Estrela do Sul 2 and the Canadian payload Viasat-1 which entered commercial service in August 2011 and December 2011, respectively, and was partially offset by the end of the useful lives for accounting purposes of Nimiq 1 and Telstar 14/Estrela do Sul.

Amortization of intangible assets decreased by $1 million for the three months ended March 31, 2012 from $10 million for the three months ended March 31, 2011. The decrease for the first quarter was due to lower amortization of intangible assets related to revenue backlog as certain revenue contracts were completed.

Operating Expenses

	Three Months Ended March 31,		% Increase (Decrease)
(in CAD$ millions except percentages)	2012	2011
Compensation and employee benefits	52	16	225%
Cost of sales	18	20	(10)%
Other operating expenses	13	11	18%
Total operating expenses	83	47	77%

Operating expenses consist of compensation and employee benefits, cost of sales as well as other operating expenses such as marketing, general and administration expenses. Total operating expenses for the three months ended March 31, 2012 increased by $36 million, to $83 million, compared to the three months ended March 31, 2011.

Compensation and employee benefit expenses increased by $36 million for the three months ended March 31, 2012 in comparison to the three months ended March 31, 2011. This was primarily due to a $37 million expense related to a special amount payable to executives and certain employees of the Company in connection with the cash distribution made to the Company’s shareholders.

Cost of sales decreased by $2 million for the three months ended March 31, 2012 as compared to the three months ended March 31, 2011. The decrease in cost of sales was a result of lower cost of equipment sales and lower revenue related expenses.

Other operating expenses increased by $2 million for the three months ended March 31, 2012 as compared to the three months ended March 31, 2011. These variations were related to the one time costs associated with the payment made to the independent directors and expenses related to the refinancing, partially offset by lower in-orbit insurance premiums.

Interest Expense

	Three Months Ended March 31,		% Increase (Decrease)
(in CAD$ millions except percentages)	2012	2011
Debt service costs	58	62	(7)%
Interest expense on performance incentive payments	1	1	—
Interest expense on senior preferred shares	2	2	—
Interest expense on PSP Note	—	—	—
Capitalized interest	(7)	(7)	—
Interest expense	54	58	(7)%

Interest expense includes interest on our debt, interest on the senior preferred shares which were redeemed during the quarter, interest on the PSP Note issued on March 28, 2012 and interest on the performance incentive payments net of capitalized interest on our satellites under construction.

Total debt service costs, which includes interest expense on indebtedness and interest expense on derivative instruments, decreased by $4 million for the three months ended March 31, 2012 in comparison to the three months ended March 31, 2011. This was primarily due to two interest rate swaps maturing in the last quarter of 2011 slightly offset by the foreign exchange impact of the strengthened U.S. dollar in comparison to the Canadian dollar on the conversion of our U.S. denominated interest expense.

Interest expense on our PSP Note was $0.1 million for the three months ending March 31, 2012.

Loss on Refinancing

	Three Months Ended March 31,		% Increase (Decrease)
(in CAD$ millions except percentages)	2012	2011
Loss on refinancing	22	—	—

The loss on refinancing of $22 million for the three months ending March 31, 2012 was a result of the write-off of deferred financing costs capitalized with the carrying value of our previous senior secured credit facilities dated October 31, 2007. The facilities included the Canadian term loan, U.S. term loan and U.S. term loan II facilities which were all repaid on March 28, 2012.

Foreign Exchange and Derivatives

	Three Months Ended March 31,
(in CAD$ millions except percentages)	2012	2011
Gain on changes in fair value of financial instruments	61	15
Foreign exchange gain	59	78

The $61 million gain on changes in fair value of financial instruments for the three months ended March 31, 2012 reflects the fluctuations in the fair values of our cross-currency basis swap, interest rate swaps, forward foreign exchange contracts, prepayment options on our Senior Notes and Senior Subordinated Notes and embedded derivatives related to interest rate floors included on our Canadian and U.S. Term Loan B and the PSP note. This represented a net increase of $46 million from the first quarter of 2011 to the first quarter of 2012. The positive variation was mainly due to a $45 million fair value change on the prepayment options on our Senior Notes and Senior Subordinated Notes due to lower credit spreads.

The foreign exchange gain for the three months ended March 31, 2012 was $59 million compared to a gain of $78 million for the three months ended March 31, 2011 resulting in a total variation of $19 million. At March 31, 2012, the foreign exchange gain was mainly the result of a weaker U.S. dollar to Canadian dollar spot rate at March 31, 2012 ($0.9987) compared to the spot rate at December 31, 2011 ($1.0213) and the resulting impact on our U.S. dollar denominated debt. At March 31, 2011, the foreign exchange gain was also the result of a weaker U.S. dollar to Canadian dollar spot rate, but of a slightly larger magnitude, as the spot rate at March 31, 2011 was $0.9706 compared to the spot rate at December 31, 2010 which was $0.9980.

Income Taxes

	Three Months Ended March 31,		% Increase (Decrease)
(in CAD$ millions except percentages)	2012	2011
Current income tax expense	—	—
Deferred income tax expense (benefit)	(1)	16	(106)%
Total income tax expense (benefit)	(1)	16	(106)%

The income tax expense (benefit) for the three months ended March 31, 2012 was $17 million lower than the same period in 2011. The decrease was mainly due to lower net income before tax and certain deductible financing costs.

Backlog

Contracted revenue backlog represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The significant majority of our contracted revenue backlog is generated from service or other agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. Our contracted revenue backlog is attributable to satellites currently in-orbit and our satellites under construction, namely, Nimiq 6 and Anik G1. As of March 31, 2012, our contracted backlog was approximately $5.5 billion. This amount includes approximately $410 million of customer prepayments that we have already received.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites and satellites under construction were to experience a significant launch delay, launch or in-orbit failure, or otherwise fail to operate as anticipated, we may be obligated to return all or part of the customer prepayments made under service agreements for that satellite. Those repayments would be funded by any insurance proceeds we may receive, cash on hand and/or funds available under our revolving credit facility.

We expect our revenue backlog to be recognized as follows:

(in CAD$ millions)	Remaining 2012	2013	2014	2015	2016 and thereafter
Backlog	488	617	571	489	3,304

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at March 31, 2012, we had $209 million of cash and cash equivalents as well as approximately $140 million of borrowing availability under our Revolving Facility (as defined below). We believe that cash and cash equivalents as at March 31, 2012, cash flow from operating activities, including amounts from customer prepayments, and drawings on the available lines of credit under the Senior Credit Facilities (as defined below) will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including interest and required principal payments on debt.

Cash Flows from Operating Activities

Cash generated from operating activities for the three months ended March 31, 2012 was $112 million, a $4 million decrease over the same period in 2011. The decrease was primarily due to lower cash flow from operating activities, partially offset by customer prepayments for future satellite services.

Cash Flows used in Investing Activities

Cash used in investing activities for the three months ended March 31, 2012 was $53 million. This consisted of cash outflows related to capital expenditures of $51 million for the ongoing construction of the Anik G1 and Nimiq 6 satellites, and $2 million for other equipment. We expect to continue to use a significant amount of cash for future capital spending over the coming years with the on-going construction of our satellite fleet.

Cash Flows used in Financing Activities

Cash used in financing activities for the three months ended March 31, 2012 was $128 million. The cash flows used in financing consisted of $1.9 billion repayment of our senior secured credit facilities, payments of $586 million to shareholders as a return of capital, repayment of senior preferred shares of $141 million, and $36 million of debt issue costs relating to our new Credit Agreement. The cash flows from financing activities consisted of $2.4 billion of proceeds from the Credit Agreement and $146 million from proceeds on the issue of the PSP Note.

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe our cash flow from operating activities, in addition to cash on hand and available credit facilities will be sufficient to provide for our capital requirements and to fund our interest and debt payment obligations for the next twelve months.

The construction of Nimiq 6 and Anik G1, as well as any other satellite replacement or expansion program will require significant capital expenditures. We may choose to invest in new satellites to further grow our business. Cash required for current and future satellite construction programs will be funded from some or all of the following: cash and short-term investments, cash flow from operating activities, cash flow from customer prepayments or through borrowings on available lines of credit under the Revolving Facility. In addition, we may sell certain satellite assets, and in accordance with the terms and conditions of our Senior Credit Facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under that Senior Credit Facilities. Subject to market conditions and subject to compliance with the terms and conditions of our Senior Credit Facilities and the financial leverage covenant tests therein, we may also have the ability to obtain additional secured or unsecured financing to fund current or future satellite construction. However, our ability to access these sources of funding is not guaranteed and, therefore, we may not be able to fully fund additional replacement and new satellite construction programs.

Debt

On March 28, 2012, Telesat Canada entered into a new Credit Agreement arranged with a syndicate of banks which provides for the extension of credit under the Senior Credit Facilities. All obligations under the Credit Agreement are guaranteed by the Company and certain of Telesat Canada’s existing subsidiaries (the “Guarantors”). Simultaneously with entering into the Credit Agreement, Telesat Canada terminated and paid all outstanding amounts under its previously existing credit facilities, which were evidenced by a Credit Agreement dated as of October 31, 2007.

The Senior Credit Facilities

The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by first priority liens and security interest in the assets of Telesat Canada and the Guarantors. The Credit Agreement contains covenants that restrict the ability of Telesat Canada and certain of its subsidiaries to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sales-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement requires Telesat Canada to comply with a maximum senior secured leverage ratio. The Credit Agreement also contains customary affirmative covenants and events of default.

The Senior Credit Facilities are comprised of the following facilities:

i — Revolving Facility

The revolving facility (“Revolving Facility”) is a CAD/USD $140 million loan facility available in either Canadian or U.S. dollars, maturing on March 28, 2017. Loans under the Revolving Facility bear interest at a floating rate plus an applicable margin of 2.00% for prime rate and ABR loans and 3.00% for BA and Eurodollar loans. The Revolving Facility has an unused commitment fee of 50 basis points. As of March 31, 2012, other than approximately $0.2 million in drawings related to letters of credit, there were no borrowings under this facility.

ii — Term Loan A Facility

The Term Loan A Facility (“TLA Facility”) is a $500 million loan maturing on March 28, 2017. The outstanding borrowings under the TLA Facility currently bear interest at a floating rate of the Bankers Acceptance borrowing rate plus an applicable margin of 3.00%. There are no required repayments on the TLA Facility for the year ending December 31, 2012.

iii — Term Loan B — Canadian Facility

The Term Loan B — Canadian Facility (“Canadian TLB Facility”) is a $175 million loan maturing on March 28, 2019. The outstanding borrowings under the Canadian TLB Facility currently bear interest at a floating rate of the Bankers Acceptance borrowing rate, but not less than 1.25%, plus an applicable margin of 3.75%. The mandatory principal repayments on the Canadian TLB Facility are ¼ of 1% of the original amount of the loan, which must be paid on the last day of each quarter beginning with the fiscal quarter ending September 30, 2012.

iii — Term Loan B — U.S. Facility

The Term Loan B — U.S. Facility (“U.S. TLB Facility”) is a USD $1,725 million loan maturing on March 28, 2019. The outstanding borrowings under the U.S. TLB Facility currently bear interest at a floating rate of Libor, but not less than 1.00%, plus an applicable margin of 3.25%. The mandatory principal repayments on the U.S. TLB Facility are ¼ of 1% of the original amount of the loan, which must be paid on the last day of each quarter beginning with the fiscal quarter ending September 30, 2012.

Each of the Senior Credit Facilities is subject to mandatory principal repayment requirements. The maturity date for each of the Senior Credit Facilities described above will be accelerated if Telesat Canada’s existing 11% Senior Notes due in 2015 and 12.5% Senior Subordinated Notes due in 2017 or certain refinancings thereof are not repurchased, redeemed, refinanced or deferred before the date that is 91 days prior to the maturity date of such notes,

In order to hedge our currency risk, we kept our cross-currency basis swap to synthetically convert USD $1.1 billion of future U.S. dollar denominated payment obligations to $1.2 billion. This currency basis swap is being amortized on a quarterly basis at ¼ of 1% of the original amount. As of March 31, 2012, the balance of this swap was $1.2 billion and bears interest at a floating rate of Bankers Acceptance plus an applicable margin of approximately 387 basis points.

Senior Notes due November 1, 2015

The Senior Notes, in the amount of USD $693 million, bear interest at an annual rate of 11.0% and are due November 1, 2015. The Senior Notes include covenants or terms that restrict our ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel our satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Notes prior to May 1, 2012, in each case subject to exceptions provided in the Senior Notes indenture.

Senior Subordinated Notes due November 1, 2017

The Senior Subordinated Notes, in the amount of USD $217 million, bear interest at a rate of 12.5% and are due November 1, 2017. The Senior Subordinated Notes include covenants or terms that restrict our ability to, among other things, (i) incur additional indebtedness, (ii) incur liens, (iii) pay dividends or make certain other restricted payments, investments or acquisitions, (iv) enter into certain transactions with affiliates, (v) modify or cancel our satellite insurance, (vi) effect mergers with another entity, and (vii) redeem the Senior Subordinated Notes prior to May 1, 2013, in each case subject to exceptions provided in the Senior Subordinated Notes indenture.

As of March 31, 2012, we were in compliance with the financial covenants of our Senior Credit Facilities and the indentures governing our 11% Senior Notes due in 2015 and 12.5% Senior Subordinated Notes due in 2017.

Promissory Note

The Promissory Note (“PSP Note”), in the amount of $146 million, was issued on March 28, 2012 to an affiliate of Public Sector Pension Investment Board. The PSP Note is subordinated to our senior debt and requires payment of at least 50% of the principal amount on March 28, 2014, with the balance, if any, to be repaid no later than March 28, 2016. We will pay interest on the PSP Note at a rate of 9.75% for the first two years and adjusting thereafter to reflect the then-current market rate (but no less than 11% per annum).

Debt Service Cost

An estimate of the interest expense on the Facilities is based upon assumptions of LIBOR and Bankers Acceptance rates and the applicable margin for the Senior Credit Facilities, the Senior Notes, the Senior Subordinated Notes and the PSP Note. Our estimated interest expense for the year ended December 31, 2012 is approximately $257 million.

Derivatives

We have used interest rate and currency derivatives to hedge our exposure to changes in interest rates and foreign exchange rates.

In order to hedge our currency risk, we have a currency basis swap to synthetically convert USD $1.0 billion of the U.S. Term Loan Facility debt into $1.2 billion of debt. As of March 31, 2012, the fair value of this derivative contract was a liability of $188 million (December 31, 2011 — $160 million). Any non-cash loss will remain unrealized until this contract is settled. The contract matures on October 31, 2014.

At March 31, 2012, the Company had a series of three interest rate swaps to fix interest on $930 million of Canadian dollar denominated debt at a weighted average fixed rate of 3.28%. As of March 31, 2012, the fair value of these derivative contracts was a liability of $43 million (December 31, 2011 — $53 million). These contracts mature on October 31, 2014.

As required, we use foreign exchange forward contracts to hedge our foreign currency risk on anticipated transactions, mainly related to the construction of satellites and interest payments. At March 31, 2012 and December 31, 2011, we did not have any outstanding forward contracts.

We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to prepayment options included in our Senior Notes and Senior Subordinated Notes as well as interest rate floors included in our Canadian TLB Facility, U.S. TLB Facility and PSP Note. At March 31, 2012, the fair value of the embedded derivatives related to the prepayment options on our Senior Notes and Senior Subordinated Notes was an asset of $215 million (December 31, 2011 — $134 million). The fair value of the embedded derivatives related to the interest rate floors was a liability of $46 million at inception (March 28, 2012) and $46 million at March 31, 2012. The changes in fair value of these embedded derivatives are recorded on our consolidated statement of income as gain or (loss) on changes in fair value of financial instruments and are non-cash. The prepayment options on the Senior Notes and Senior Subordinated Notes will expire on their respective maturity dates of November 1, 2015 and November 1, 2017. The interest rate floors on the Canadian and U.S. TLB Facilities, as well as the PSP Note, will expire on their respective maturity dates.

Capital Expenditures

We have entered into contracts for construction and launch of the Nimiq 6 and the Anik G1 satellites. The outstanding commitments as of March 31, 2012 on these contracts are approximately $105 million. These expenditures will be funded from some or all of the following: cash and cash equivalents, restricted cash received from insurance proceeds, cash flow from operating activities, cash flow from customer prepayments or through borrowings on available lines of credit under the Revolving Facility.

Market Risk

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and cash equivalents, short-term investments, accounts receivable, derivative assets as well as other assets. Investment of these funds is done with high quality financial institutions and is governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade U.S. dollar and Canadian dollar denominated investments.

We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings. We periodically monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on the U.S. dollar denominated debt financing. We are also exposed to foreign currency risk on anticipated transactions, such as the costs of satellite construction and acquisition.

Our main currency exposures as at March 31, 2012 lie in our U.S. dollar denominated cash and cash equivalents, accounts receivable, accounts payable and debt financing.

Approximately 49% of our revenue, a substantial portion of our expenses and a substantial portion of our indebtedness and capital expenditures are denominated in U.S. dollars for the three months ended March 31, 2012. As a result, the volatility of U.S. currency may expose us to foreign exchange risks. At March 31, 2012, as a result of the weaker U.S. to Canadian dollar spot rate ($0.9987) compared to December 31, 2011 ($1.0213), we recorded foreign exchange gains of approximately $59 million, prior to any impact of hedging instruments. Similarly at March 31, 2011, the U.S. to Canadian dollar spot rate also weakened ($0.9706) as compared to December 31, 2010 ($0.9980), thus resulting in foreign exchange gains of approximately $78 million.

As at March 31, 2012, a 5 percent increase (decrease) in the Canadian dollar against the U.S. dollar would have increased (decreased) the Company’s net income by approximately $139 million and increased (decreased) other comprehensive loss by approximately $1 million. This analysis assumes that all other variables, in particular, interest rates, remain constant.

Interest Rate Risk

We are exposed to interest rate risk on our cash and cash equivalents and our long-term debt, which is primarily variable-rate financing. Changes in the interest rates could impact the amount of interest we are required to pay.

Derivative Financial Instruments

We use derivative instruments to manage our exposure to foreign currency and interest rate risk. Our policy is that we do not use derivative instruments for speculative purposes.

We use, as required, the following instruments:

•	forward currency contracts to hedge foreign currency risk on anticipated transactions, mainly related to the construction of satellites and interest payments;
•	a cross-currency basis swap to hedge the foreign currency risk on a portion of our U.S. dollar denominated debt; and
•	interest rate swaps to hedge the interest rate risk related to debt financing which is primarily variable rate financing.

Our debt also includes embedded derivatives that are related to prepayment options included in our Senior Notes and Senior Subordinated Notes and interest rate floors included in our Canadian TLB Facility, U.S. TLB Facility and the PSP Note.

Fair value of a financial instrument is the amount that willing parties would accept to exchange based on the current market for instruments with the same risk, principal and remaining maturity. Fair values are based on estimates using present value and other valuation methods. As required under IFRS, the fair values also include an adjustment related to the counterparty credit risk.

These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

Through our long-term debt, we are exposed to interest rate and foreign exchange fluctuations. The following tables, which are based on scheduled debt repayments, derivative maturities and foreign exchange rates as at March 31, 2012, contain additional information on some of our exposures and the derivative instruments that mitigate these risks.

Foreign Exchange Rate Exposure (Long-term Debt)

(CAD millions, beginning of period)	Q2-2012	2013	2014	2015	2016	Thereafter	Fair Value Mar. 31, 2012
Long-term debt (USD denominated):
U.S. Term Loan	1,722.8	1,714.2	1,697.0	1,679.8	1,662.6	1,645.4
Senior and Senior Subordinated Notes	908.8	908.8	908.8	908.8	216.9	216.9
Foreign exchange exposure	2,631.6	2,623.0	2,605.8	2,588.6	1,879.5	1,862.3
Foreign exchange derivatives:
Cross-currency basis swap	(1,007.9)	(1,000.0)	(989.5)	—	—	—	(188.2)
Net foreign exchange exposure	1,623.7	1,623.0	1,616.3	2,588.6	1,879.5	1,862.3

Interest Rate Exposure

(CAD millions, beginning of period)	Q2-2012	2013	2014	2015	2016	Thereafter	Fair Value Mar. 31, 2012
Long-term debt exposed to variable interest rate*:
CAD denominated (CDOR + spread)	1,672.2	1,663.0	1,625.8	425.0	375.0	300.0
CAD denominated (CDOR with 1.25% floor + spread)	175.0	174.2	172.4	170.6	168.8	167.0
USD denominated (Libor with 1.00% floor + spread)	714.9	714.2	707.5	1,679.8	1,662.6	1,645.4
CAD denominated (U.S. Treasury + spread with Floor of 11.0%)	—	—	—	72.7	72.7	—
Interest rate exposure	2,562.1	2,551.4	2,505.7	2,348.1	2,279.1	2,112.4
Interest rate derivatives:
Variable to fixed (CAD notional)	(930.0)	(930.0)	(930.0)	—	—	—	(43.3)
Weighted average fixed rate (before spread)	3.28%	3.28%	3.28%	—	—	—
Variable to fixed (USD notional)	—	—	—	—	—	—	—
Weighted average fixed rate (before spread)	—	—	—	—	—	—
Total interest rate exposure mitigated	(930.0)	(930.0)	(930.0)	—	—	—
Net interest rate exposure	1,632.1	1,621.4	1,575.7	2,348.1	2,279.1	2,112.4

*	Net of impact of cross-currency basis swap

Consolidated EBITDA for Covenant Purposes

Under the terms of the Credit Agreement for our Senior Credit Facilities, we are required to comply with a senior secured leverage ratio maintenance covenant.

Our Consolidated EBITDA for Covenant Purposes is defined as net income (loss) for Telesat Holdings and Restricted Subsidiaries plus tax expense, interest expense, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued, non-cash charges related to stock compensation expense and consulting fees payable to Loral. Additional sums which may be added include projected cost savings from an acquisition and lost revenues which may have been earned by satellites that have been subject to an insured loss. Deductions which are made in calculating Consolidated EBITDA for Covenant Purposes include extraordinary, non-recurring and non-cash gains. Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including non-cash gains or losses on derivative contracts). Unrestricted Subsidiaries are defined as (a) The SpaceConnection, Inc. (b) any Subsidiary of Holdings that is formed or acquired after the closing date of the Credit Agreement (or March 28, 2012), provided that such Subsidiary is designated as an Unrestricted Subsidiary, and (c) any Restricted Subsidiary subsequently re-designated as an Unrestricted Subsidiary.

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS or (2) operating cash flows determined in accordance with IFRS. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such items as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the maintenance financial covenant in the Senior Credit Facilities. Consolidated EBITDA for Covenant Purposes is a material component of this covenant. Non-compliance with the financial ratio maintenance covenant contained in our Senior Credit Facilities could result in the requirement to immediately repay all amounts outstanding. Because not all companies use identical calculations, this presentation of Consolidated EBITDA for Covenant Purposes may not be comparable to other similarly titled measures of other companies. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of net income, which is an IFRS measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in the Credit Agreement and the calculation of the ratio of Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes as defined in the Credit Agreement. The terms and related calculations are defined in the Credit Agreement, a copy of which is publicly available.

Twelve Months Ended March 31, 2012
(in CAD millions)
Net income	221.3
Impact of unrestricted subsidiary	0.4
Consolidated earnings for Covenant Purposes	221.7
Plus:
Income taxes (note 1)	35.3
Interest expense (note 1)	222.7
Depreciation and amortization expense (note 1)	238.9
Transaction expenses and planned distribution to executives and certain employees	61.0
Other	5.3
Increased (decreased) by:
Non-cash losses (gains) on changes in fair value of financial instruments and swap obligations	(143.2)
Non-cash losses (gains) resulting from changes in foreign exchange rates	98.1
Other extraordinary, unusual or non-recurring losses (gains)	(116.3)
Consolidated EBITDA for Covenant Purposes	623.5

Note 1:  Tax, interest, depreciation and amortization expense for covenant purposes excludes certain specific items as defined in the Credit Agreement and as a result does not reconcile to the financial statement line items.

Consolidated Total Secured Debt for Covenant Purposes

Consolidated Total Secured Debt for Covenant Purposes is a non-IFRS measure. We believe that the inclusion of Consolidated Total Secured Debt for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the maintenance financial covenant under our Senior Credit Facilities. We believe the disclosure of the calculation of Consolidated Total Secured Debt for Covenant Purposes provides information that is useful to an investor’s understanding of our compliance with this financial covenant.

The following is a reconciliation of our Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:

As at March 31, 2012
(in $ millions)
U.S. dollar denominated debt
U.S. Term Loan B (USD$)	1,725.0
Senior Notes (USD$)	692.8
Senior Subordinated Notes (USD$)	217.2
2,635.0
Foreign exchange adjustment	(3.4)
Subtotal (CAD$)	2,631.6
Deferred financing costs, interest floor rates and prepayment options	(102.1)
CAD denominated debt
Canadian Term Loan A	500.0
Canadian Term Loan B	175.0
Indebtness	3,204.5
(in CAD $ millions)
Indebtness	3,204.5
less: Unsecured debt (Senior and Subordinated Notes)	(908.8)
Adjustments for covenant purposes:
Deferred financing costs, interest floor rates and prepayment options	102.1
Effects of currency swap agreements	164.3
Consolidated Total Secured Debt for Covenant Purposes	2,562.1

As of March 31, 2012, the Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for purposes of the Senior Credit Facilities, was 4.11:1.00, which was less than the maximum test ratio of 5.25:1.00.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenue and expenses reported for the period. Actual results could differ from these estimates under different assumptions and conditions. Some of the most significant estimates impact: derivative financial instruments measured at fair value, impairment of goodwill, impairment of intangible assets, impairment of satellites and income taxes. For more details on these estimates please refer to note 4 to our audited consolidated financial statements for the year ended December 31, 2011.

Accounting Standards

Changes in Accounting Policies

We have prepared the consolidated interim financial statements in accordance with IAS 34. For changes in accounting policies please refer to note 3 to our audited consolidated financial statements for the year ended December 31, 2011.

Recent IFRS Accounting Pronouncements

The International Accounting Standards Board (“IASB”) recently issued a number of new accounting standards. The new standards determined to be applicable to the Company are disclosed below. The remaining standards have been excluded as they are not applicable.

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the International Accounting Standards Board (“IASB”) on October 28, 2010, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of this standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

Presentation of Financial Statements on the presentation of other comprehensive income

On June 16, 2011, the IASB issued the amended version of IAS 1, Presentation of Financial Statements on the presentation of other comprehensive income (“IAS 1”). The amendments to IAS 1 retain the ‘one or two statement’ approach at the option of the entity and revised how the components of other comprehensive income are presented. The revised standard is effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact of revised IAS 1 on its consolidated financial statements.

Accounting for post employment benefits

On June 16, 2011, the IASB issued the amended version of IAS 19, Employee Benefits (“IAS 19”). The amendments make changes in eliminating the accounting option to defer the recognition of actuarial gains and losses, streamlining the presentation of changes in assets and liabilities arising from defined benefit plans as well as amendments to disclosure requirements. Changes in the defined benefit obligation and plan assets are disaggregated into three components: service costs, net interest on the net defined benefit obligation (asset) and remeasurements of the net defined benefit obligation (asset). The revised standard is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company is currently evaluating the impact of revised IAS 19 on its consolidated financial statements.

Fair value measurement and disclosure requirements

IASB issued IFRS 13, Fair value measurement (“IFRS 13”) on May 12, 2011. IFRS 13 provides guidance on how fair value measurement should be applied whenever its use is already required or permitted by other standards within IFRS. IFRS 13 is effective January 1, 2013 with earlier application permitted. The Company is currently evaluating the impact of revised IFRS 13 on its consolidated financial statements.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

See Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the section “Market Risk”.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

Telesat Canada’s Anik F1 satellite, built by Boeing and launched in November 2000, has defective solar arrays that have caused a drop in power output on the satellite and reduced its operational life. Telesat Canada filed a claim for Anik F1 as a constructive total loss under its insurance policies and received an amount from its insurers in settlement of that claim. In November 2006, Telesat Canada commenced arbitration proceedings against Boeing, alleging that Boeing was grossly negligent and/or engaged in willful misconduct in the design and manufacture of the Anik F1 satellite and in failing to warn Telesat Canada prior to the launch of a material deficiency in the power performance of a similar satellite previously launched. Telesat’s claim currently seeks approximately $41 to $71 million plus costs and post-award interest, a portion of which was in respect of the subrogated rights of its insurers. Boeing has responded by alleging that Telesat Canada failed to obtain what it asserts to be contractually required waivers of subrogation rights such that, if Telesat Canada is successful in obtaining an award which includes an amount in respect of the subrogated rights of the insurers, Boeing is entitled to off-setting damages in that amount, which is approximately $182 million. Boeing also asserts that Telesat Canada owes Boeing performance incentive payments pursuant to the terms of the satellite construction contract in the amount of approximately USD $6.6 million plus interest. The arbitration hearing is scheduled to commence in November 2012. While it is not possible to determine the ultimate outcome of the arbitration, Telesat Canada intends to vigorously prosecute its claims and defend its position that no liability is owed Boeing in connection with the dispute and that, in the circumstances of this case, it was not contractually required to obtain waivers of the subrogation rights at issue.

Item 1A. Risk Factors

Our business and operations are subject to a significant number of known and unknown risks and uncertainties. The most significant of the known risks are summarized in, and the reader's attention is directed to, the section titled “Risk Factors” of Telesat Canada's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, filed with the SEC. There have been no material changes to those risk factors since that report was filed.

However, in that Annual Report under “Risks Related to Our Business” we identify one such risk as “Our in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts”. As previously disclosed, our Nimiq 1 satellite has suffered battery cell failures in the past. These battery cell failures have continued such that we will be required to reduce the number of transponders available for use during periods of solar eclipse, which could have an adverse impact on our revenues.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Reserved

Item 5. Other Information

None.

Item 6. Exhibits

Not applicable.